Brian A. Johnson +1 212 230 8800 (t) +1 212 230 8888 (f) brian.johnson@wilmerhale.com

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Ocular Therapeutix, Inc.

36 Crosby Drive, Suite 101

Bedford, MA 01730

Attn: Amarpreet Sawhney, Ph.D.

President and Chief Executive Officer

781-357-4000

June 27, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Ocular Therapeutix, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Confidentially Submitted June 3, 2014

File No. 377-00587

CIK No. 001393434

Ladies and Gentlemen:

On behalf of Ocular Therapeutix, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to the letter dated June 18, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1, originally submitted by the Company to the Commission on June 3, 2014. Such Confidential Draft Registration Statement has been updated by the Company as reflected in the Registration Statement, which was publicly filed by the Company on June 20, 2014. The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Wilmer Cutler Pickering Hale and Dorr LLP, 7 World Trade Center, 250 Greenwich Street, New York, New York 10007

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Securities and Exchange Commission

June 27, 2014

Rule 83 Confidential Treatment Request by Ocular Therapeutix, Inc.

Request #1

To provide further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $[**] to $[**] per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This indicative price range is based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, the Company’s financial and operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

The anticipated price range for the offering was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent valuation of its common stock on March 27, 2014 of $3.33 per share and the midpoint of the anticipated offering price range of $[**] per share. Specifically, the Company believes that the difference between the fair value of its common stock determined on March 27, 2014 and the midpoint of the anticipated offering price range for this offering is primarily the result of the following factors:

•	The anticipated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which had to consider multiple potential outcomes, some of which would have resulted in a lower value of our common stock than an initial public offering.

•	The anticipated price range for this offering necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the Company’s determination of the fair value of its common stock on March 27, 2014.

Securities and Exchange Commission

June 27, 2014

•	The Company’s preferred stock currently has substantial economic rights and preferences over its common stock. Upon the closing of this offering, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of its preferred stock as compared to its common stock.

•	In May 2014, the Company completed its Phase 2a clinical trial of two versions of OTX-TP for the treatment of glaucoma and ocular hypertension, and received favorable results for the OTX-TPa version of the plug. This completed trial provided important information regarding the effects in patients of the drug delivery rates for the Company’s punctum plugs that informed the design of the OTX-TP plug that the Company plans to use in its Phase 2b clinical trial for this indication, which it plans initiate in the second half of 2014.

•	In May 2014, the Company initiated the second of two Phase 3 clinical trials for OTX-DP for post-surgical ocular inflammation and pain. Through June 27, 2014, the Company significantly increased patient enrollment for the two Phase 3 clinical trials to 233 patients in aggregate. The Company expects to report results from these trials during the first quarter of 2015 and, if the results are favorable, to submit an NDA for OTX-DP in the second quarter of 2015.

•	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the closing of this offering would provide the Company with readier access to the public company debt and equity markets. These projected improvements in the Company’s financial position influenced the increased common stock valuation indicated by the midpoint of the anticipated price range.

Ocular Therapeutix, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Amarpreet Sawhney, Ph.D., President and Chief Executive Officer, Ocular Therapeutix, Inc., 36 Crosby Drive, Suite 101 (telephone 781-357-4000), before it permits any disclosure of the bracketed information contained in Request #1.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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Securities and Exchange Commission

June 27, 2014

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson
Brian A. Johnson

cc:	Amarpreet Sawhney, Ph.D.

Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
100 F Street N.E., Mail Stop 2736
Washington, D.C. 20549